Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

December 2016

Aegon N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated December 15, 2016, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.
(Registrant)

Date: December 15, 2016	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and
General Counsel

Press Release 1 The Hague – December 15, 2016

Aegon announces management changes

Aegon is today announcing the following changes to its management: Gábor Kepecs (1954, Hungarian), member of Aegon’s Management Board and CEO of Aegon Central & Eastern Europe, will retire in the course of 2017; Marco Keim (1962, Dutch), member of the Management Board, will become responsible for Aegon’s activities in continental Europe as of January 1, 2017; and Maarten Edixhoven (1971, Dutch) has been appointed CEO of Aegon the Netherlands.

“I would like to thank Gábor Kepecs for his very significant contribution to our company over the last 30 years”, said Alex Wynaendts. “Under his leadership, Aegon successfully expanded its activities across Central & Eastern Europe. Today our businesses in this region have achieved leadership positions in their key markets and provide a material contribution to the overall group. Maarten Edixhoven joined Aegon over two years ago and under his management we have further strengthened our broad pension activities in the Netherlands. I am therefore very pleased that Maarten will now lead our Dutch business. Maarten succeeds Marco Keim who I have asked to take overall responsibility for all of Aegon’s insurance and pension activities in continental Europe. Marco’s experience in driving innovation and sharing best practices within our various businesses will create significant synergies in the region and will benefit our customers. I look forward to continuing to work with Marco in his expanded role.”

Gábor Kepecs was the CEO of Aegon Hungary from 1992 until 2009, when he became the CEO of Aegon Central & Eastern Europe. He joined Aegon’s Management Board in 2007.

Marco Keim was appointed CEO of Aegon the Netherlands and became a member of Aegon’s Management Board in 2008. Bringing the businesses across continental Europe under one managerial leadership will further accelerate the execution of Aegon’s business strategy to digitize the company’s services, optimize its portfolio and deliver a superior customer experience.

Maarten Edixhoven joined the Board of Aegon The Netherlands in June 2014 and is currently responsible for the pension business. Maarten was previously CEO of Zwitserleven and a member of the Management Committee at SNS Reaal, having also held a variety of management positions at ING and Nationale Nederlanden respectively.

Where required, approval has been granted from the regulator for these management changes.

“I would like to thank Gábor Kepecs for his 30 years of dedication to our customers and the company.”

Alex Wynaendts

Aegon CEO

Press Release 2 The Hague – December 15, 2016

About Aegon

Aegon’s roots go back more than 170 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com/about.

Contacts

Media relations Debora de Laaf +31 (0) 70 344 8730 gcc@aegon.com	Investor relations Willem van den Berg +31 (0) 70 344 8405 ir@aegon.com

For the Editor • Picture Gábor Kepecs • Picture Marco Keim • Picture Maarten Edixhoven • Management Board • Company presentation • Aegon fact sheets	Updates • Follow Aegon on Twitter • Register for Aegon’s Newsletter • Calendar event reminders